

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2015

<u>Via E-mail</u>
Cort St. George
Chief Executive Officer
Wadena Corp.
1540 South coast Highway, Suite 206
Laguna Beach, CA 92651

> **Re: Wadena Corp.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-207047**

Dear Mr. St. George:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note the statement on page 20 that your former president, Rodney McLellan, is your promoter. Please revise to identify your promoters. In this regard, it is unclear why Mr. St. George is not your promoter.

Prospectus Summary, page 4

3.   Please disclose your plan of operations, including the significant milestones and approximate timeframe to the point of generating revenues. Include a discussion of the

impact that lack of funding would have upon the timing. Additionally, please revise to disclose whether the operating estimate for the next 12 months includes only implementation of the marketing plans or if it includes all of your required business expenses. If it is only the marketing plans, please additionally include a breakdown of the estimates for your entire business operations expenses for the same timeframe.

4.   In this regard, we note the statement on page 17 that the "first phase" of your business plan is 80% completed. Please revise to provide more detail regarding the intended phases of your business, including the estimated timelines, specific work to be completed and phase(s) in which you expect to begin operations and generating revenues.

Description of Business, page 12

Business, page 12

5.   We note the statement on page F-4 that you intend to offer membership to healthcare benefits packages as a reseller for New Benefits, Inc. Please revise to clarify the steps you have taken and plan to take in order to become a reseller. For example, please revise to state whether you have entered into a contract with New Benefits, Inc. Additionally, if such a contract has been entered into and it is material, please provide the contract as an exhibit under Item 601(b)(10) of Regulation S-K.

6.   Please revise to clearly explain your intended product. The following descriptions do not clearly explain how you intend to generate revenues and incur expenses: "a fixed digital gateway presence," "an enterprise-level Telemedicine platform," a "dual-channel approach," and a "fixed digital gateway for telehealth services and internet interface." In this regard, you also state that you intend to be a reseller of New Benefits, Inc. It is unclear (1) if you intend to operate or pay for another entity to operate a website and video production service and (2) whether and how your intended resales of New Benefits would be in addition to or part of your "platform." It is also unclear why you refer to yourself as an "internet dating service" on page 16. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 20

7.   Please revise to clarify the ownership of Mr. McLellan's shares. It is unclear if such shares were transferred in connection with Mr. St. George becoming president of Wadena.

Certain Relationships and Related Transactions, page 21

8.   It is unclear why you do not address the transactions and relationships identified on page F-5. Please revise or advise.

Wadena Corp's Balance sheets, page F-1

Development Stage Company, page F-11

9.   We note you early adopted ASU 2014-10. Please disclose the risks and uncertainties related to the nature of your operations in which you are currently engaged if principal operations have not commenced. Refer to ASC 275-10-50-2A.

Note 8 Subsequent Events, page F-14

10.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Item 26- Recent Sales of Unregistered Securities, page II-3

11.   Please advise us why you do not include in this section the $64,000 promissory note dated February 9, 2015, as disclosed on page F-14. Please also advise us regarding the notes payable referenced on page F-13.

Exhibits

12.   We note your reference to the unsecured, non-interest bearing loans which have no specific terms of repayment throughout your filing. Please provide the loan documents as an exhibit to your filing pursuant to Item 601(b)(10) as a material contract.

13.   We note that exhibit 3.2 refers to 205,000,000 authorized shares, however, your prospectus refers to 200,000,000 authorized. Please revise to reconcile the apparent inconsistency. Additionally, please revise to provide exhibit 3.2 in proper electronic form.

14.   We note the disclosure on page 20 that Wadena has an employment agreement with Mr. St. George but "the Company has no written employment agreements with its officers or directors." We also note the reference on page 16 to your executive office lease arrangement where the space is offered "free of charge." Please file copies of all written agreements or summaries of any oral arrangements pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we refer you to the Regulation S-K Compliance and Disclosure Interpretation Question 146.04 available on the Commission's website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William B. Barnett